                                                   FILED PURSUANT TO
                                                   RULE NO. 424(b)(5)
                                                   REGISTRATION NO. 333-55995


++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE + +CHANGED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS NOT AN + +OFFER TO SELL THESE SECURITIES IN ANY STATE AND WE ARE NOT SOLICITING OFFERS +
+TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT           +
+PERMITTED.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS SUPPLEMENT Issued October 16, 1998 (Subject to Completion)
(To Prospectus Dated June 17, 1998)

                                  $125,000,000

                            Sotheby's Holdings, Inc.

                                   % NOTES DUE

                                 ------------

                   Interest payable on April   and October

                                 ------------

     SOTHEBY'S HOLDINGS, INC. MAY REDEEM ANY OF THE NOTES AT THE REDEMPTION
                PRICES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT.

                                 ------------

                     PRICE   % AND ACCRUED INTEREST, IF ANY

                                 ------------

                                                       UNDERWRITING
                                              PRICE TO DISCOUNTS AND PROCEEDS TO
                                               PUBLIC   COMMISSIONS    COMPANY
                                              -------- ------------- -----------
Per Note.....................................     %           %            %
Total........................................  $          $            $

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the Notes to purchasers on October , 1998.

                                 ------------

MORGAN STANLEY DEAN WITTER
                CHASE SECURITIES INC.
                                 MERRILL LYNCH & CO.

October  , 1998

                               TABLE OF CONTENTS

                                     PAGE
                                     ----
       PROSPECTUS SUPPLEMENT
Statement Regarding Forward-Looking
 Statements........................   S-2
The Company........................   S-3
Recent Developments................   S-6
Use of Proceeds....................   S-6
Selected Consolidated Financial
 Data..............................   S-7
Management's Discussion and
 Analysis of Results of Operations
 and Financial Condition...........   S-8
Description of the Notes...........  S-13
Underwriters.......................  S-15

                                     PAGE
                                     ----
             PROSPECTUS
Available Information...............   2
Incorporation by Reference of
 Certain Documents..................   2
The Company.........................   3
Use of Proceeds.....................   3
Ratio of Earnings to Fixed Charges..   3
Description of the Debt Securities..   4
Plan of Distribution................  12
Legal Matters.......................  13
Experts.............................  13

                STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

  This Prospectus Supplement and the documents incorporated by reference herein contain certain forward-looking statements, as such term is defined in
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to future events and the financial performance of the Company, particularly with respect to the adequacy of working capital and additional capital necessary for the planned expansion of the Company's New York auction facility. Such statements are only predictions and involve risks and uncertainties, resulting in the possibility that the actual events or performance will differ materially from such predictions. Major factors which the Company believes could cause the actual results to differ materially from the predicted results in the forward-looking statements include, but are not limited to, the following, which are not listed in any particular order:

    (1) The Company's business is seasonal, with peak revenues and operating income occurring in the second and fourth quarters of each year as a result of the traditional spring and fall art auction seasons.

    (2) The overall strength of the international economy and financial markets and, in particular, the economies of the United States, the United Kingdom, and the major countries of Continental Europe and Asia (principally Japan and Hong Kong).

    (3) Competition with other auctioneers and art dealers.

    (4) The volume of consigned property and the marketability at auction of such property.

    (5) The expansion of the New York City auction facility and global headquarters.

                                  THE COMPANY

GENERAL

  Sotheby's Holdings, Inc. (together with its subsidiaries, unless the context otherwise requires, the "Company") is one of the world's two largest auctioneers of fine arts, antiques and collectibles, offering property in over 80 collecting categories, among them paintings, jewelry, decorative arts, and books. The worldwide auction business is conducted through a division known as "Sotheby's" and consists of three principal operating units: Sotheby's North and South America, Sotheby's Europe, and Sotheby's Asia. In addition to auctioneering, the Company is engaged in a number of related activities, including art-related financing activities, the brokering of art and collectible purchases and sales, the purchase and resale of art and other collectibles, the marketing and brokering of luxury real estate, and art education and restoration.

  The Company believes it is one of the world's leaders in art-related financing activities. The Company lends money generally secured by consigned art in order to facilitate clients' bringing property to auction and also makes loans to collectors, dealers, and museums secured by collections not presently intended for sale.

  The Company, through its subsidiary, Sotheby's International Realty, Inc. ("SIR"), is engaged in the marketing and brokering of luxury residential real estate.

  The Company was incorporated in Michigan in August 1983. In October 1983, the Company acquired Sotheby Parke Bernet Group Limited, which was then a publicly held company listed on the International Stock Exchange of the United Kingdom and the Republic of Ireland Limited (the "London Stock Exchange") and which, through its predecessors, had been engaged in the auction business since 1744. In 1988, the Company issued shares of Class A Limited Voting Common Stock to the public. The Class A Limited Voting Common Stock is listed on the New York Stock Exchange and the London Stock Exchange.

THE AUCTION BUSINESS

  The purchase and sale of works of art in the international art market are effected through numerous dealers, the two major auction houses, the smaller auction houses and also directly between collectors. Although dealers and smaller auction houses generally do not report sales figures publicly, the Company believes that dealers account for the majority of the volume of transactions in the international art market.

  The Company and Christie's are the two largest art auction houses in the world. The Company conducted aggregate auction sales in 1997 of $1.843 billion (approximately (Pounds)1.172 billion). Christie's aggregate auction sales in 1997 were approximately $2.016 billion ((Pounds)l.222 billion reported). The auction sales of the next largest art auction house, Phillips International Auctioneers and Valuers, were approximately $182 million ((Pounds)111 million reported) for the year ended December 31, 1997.

  The Company auctions a wide variety of property, including fine arts, jewelry, decorative arts, and rare books. In 1997, the Company's auction sales by type of property were as follows: fine arts accounted for approximately $884.8 million, or 48%, of auction sales; decorative arts accounted for approximately $589.9 million, or 32%, of auction sales; and jewelry, rare books and other property accounted for approximately $368.6 million, or 20%, of auction sales.

  Most of the objects auctioned by the Company are unique items, and their value, therefore, can only be estimated prior to sale. The Company's principal role as an auctioneer is to identify, evaluate, and appraise works of art through its international staff of specialists; to stimulate purchaser interest through professional marketing techniques; and to match sellers and buyers through the auction process.

  In its role as auctioneer, the Company generally functions as an agent accepting property on consignment from its selling clients. The Company sells property as agent of the consignor, billing the buyer for property purchased, receiving payment from the buyer, and remitting to the consignor the consignor's portion of the buyer's payment after deducting the Company's commission, expenses, and applicable taxes. From time to time, the Company releases property sold at auction to buyers before the Company receives payment. In such event, the Company must pay the seller the net sale proceeds for the released property at the time payment is due to the consignor, even if the Company has not received payment from the buyer.

  On certain occasions, the Company will guarantee to the consignor a minimum price in connection with the sale of property at auction. The Company must perform under its guarantee only in the event that the property sells for less than the minimum price, and the Company must pay the difference between the sale price at auction and the amount of the guarantee. Under certain guarantees, the Company participates in a share of the proceeds if the property under guarantee sells above a minimum price. In addition, the Company is obligated under the terms of certain guarantees to fund a portion of the guarantee prior to the auction.

  All buyers pay a premium (known as the buyer's premium) to the Company on auction purchases. The buyer's premium in North America is 15% of the hammer price on items sold for $50,000 or less and if the property is sold for more than $50,000, 15% of the first $50,000 and 10% on the remainder of the purchase price. Generally, similar structures apply throughout most of the remainder of Sotheby's auction operations elsewhere in the world. The Company also charges consignors a selling commission, which until September 1995, was frequently negotiated on a per lot basis. As of September 1995, in most jurisdictions in which the Company operates, the Company instituted a commission fee schedule which applies to sales above $100,000 in most collecting categories. For sales under $100,000, commissions are charged on a per lot basis according to a fixed schedule. For sales over $100,000, a seller will pay a commission equal to the lesser of (a) the rate applicable based on the total amount of property sold in a particular consignment; (b) the rate based upon the total amount of property sold by the seller through the Company and its subsidiaries during the previous calendar year; and (c) the rate based upon the total amount of property sold to date by the seller through the Company and its subsidiaries during the current calendar year. The applicable rate paid by a seller varies, with different rate schedules for private parties, art dealers, and museums.

  In July 1997, the Company acquired Leslie Hindman Auctioneers, a regional auction house based in Chicago, Illinois, in order to expand its Midwest operations. In connection with the acquisition, the Company acquired the building occupied by Leslie Hindman Auctioneers at 215 West Ohio Street, Chicago, Illinois, and consolidated the Company's existing Chicago office at this location. The Company is currently conducting auctions at this facility through its subsidiary, Sotheby's Chicago, Inc.

  The Company's operating revenues are significantly influenced by a number of factors not within the Company's control, including: the overall strength of the international economy and financial markets and, in particular, the economies of the United States, the United Kingdom, and the major countries of continental Europe and Asia (principally Japan and Hong Kong); political conditions in various nations; the presence of export and exchange controls; local taxation, including taxes on sales of auctioned property; competition; and the amount of property being consigned to art auction houses.

  The Company's business is seasonal, with peak revenues and operating income occurring in the second and fourth quarters of each year as a result of the traditional spring and fall art auction seasons. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."

THE AUCTION MARKET

  Competition in the international art market is intense. A fundamental challenge facing any auctioneer or dealer is to obtain high quality and valuable property for sale. The Company's primary auction competitor is Christie's.

  The owner of a work of art wishing to sell it has three options: sale or consignment to, or private brokerage by, an art dealer; consignment to, or private sale by, an auction house; or private sale to a collector or museum without the use of an intermediary. The more valuable the property, the more likely it is that the owner will consider more than one option and will solicit proposals from more than one potential purchaser or agent, particularly if the seller is a fiduciary representing an estate or trust.

  A complex array of factors may influence the seller's decision. These factors include: the level of expertise of the dealer or auction house with respect to the property; the extent of the prior relationship, if any, between the seller and the firm; the reputation and historic performance by a firm in attaining high sale prices in the property's specialized category; the breadth of staff expertise; the desire for privacy on the part of sellers and buyers; the amount of cash offered by a dealer or other purchaser to purchase the property outright compared with the estimates given by auction houses; the time that will elapse before the seller will receive sale proceeds; the desirability of a public auction in order to achieve the maximum possible price (a particular concern for fiduciary sellers); the amount of commission proposed by dealers or auction houses to sell a work on consignment; the cost, style and extent of presale marketing and promotion to be undertaken by a firm; recommendations by third parties consulted by the seller; personal interaction between the seller and the firm's staff; and the availability and extent of related services, such as a tax or insurance appraisal and short-term financing. The Company's ability to obtain high quality and valuable property for sale depends, in part, on the relationships that certain employees of the Company, particularly its senior art specialists and management, have established with potential sellers.

  It is not possible to measure the entire international art market or to reach any conclusions regarding overall competition because dealers and smaller auction firms frequently do not publicly report annual sales totals.

  Occasionally, the Company acts as a principal in connection with the sale of property. For example, the Company acts as a principal through its investment in Acquavella Modern Art (the "Partnership" or "AMA"), a partnership consisting of a wholly-owned subsidiary of the Company and Acquavella Contemporary Art, Inc. The Company accounts for its investment in AMA under the equity method of accounting in its consolidated financial statements. The assets of the Partnership consist principally of art inventory. The Company's 50% interest in the net assets of the Partnership totalled $35.2 million at December 31, 1997.

FINANCING ACTIVITIES

  The Company provides financing generally secured by works of art and other personal property owned by its clients. The Company's financing activities are conducted through its wholly-owned direct and indirect subsidiaries.

  The Company generally makes two types of secured loans: (1) advances secured by consigned property to borrowers who are contractually committed, in the near term, to sell the property at auction (a "consignor advance"); and (2) general purpose loans to collectors, museums or dealers secured by property not presently intended for sale. The loans are generally made with full recourse to the borrower. In certain instances, loans are made with recourse limited to the works of art consigned for sale and pledged as security for the loan. The consignor advance allows a consignor to receive funds shortly after consignment for an auction that will occur several weeks or months in the future, while preserving for the benefit of the consignor the potential of the auction process. The general purpose secured loans allow the Company to establish or enhance a mutually beneficial relationship with dealers and collectors. The majority of the Company's loans are variable interest rate loans. At June 30, 1998, $117.0 million of the total $368.9 million loan portfolio was due within one year.

  Approximately 65% of the Company's outstanding loans as of June 30, 1998 are attributable to a group of affiliated borrowers. The loans to this group mature on December 31, 2001 and are secured by a collection of paintings which the Company believes to be of exceptional quality. The Company also has recourse to a guarantor with respect to a portion of the loans. No other individual loan or group of related loans amounted to more than 5% of total assets at June 30, 1998.

  The Company regularly reviews its loan portfolio. Each loan is analyzed based on the current estimated realizable value of collateral securing the loan. For financial statement purposes, the Company establishes reserves for certain loans that the Company believes are under-collateralized and with respect to which the under-collateralized amount may not be collectible from the borrower.

  A considerable number of traditional lending sources offer conventional loans at a lower cost to borrowers than the average cost of those offered by the Company. However, the Company believes that only Christie's and a few other lenders are as willing to accept works of art as sole collateral. The Company believes that its financing alternatives are attractive to clients who wish to obtain liquidity from their art assets.

LUXURY REAL ESTATE ACTIVITIES

  SIR was founded in 1976 as an outgrowth of Sotheby's auction activities and in response to the requests of major clients to market estates and other real property that would benefit from exposure beyond a local market. SIR responds to the needs of its clients by (a) acting as an exclusive marketing agent providing services to over 172 licensed real estate brokerage offices worldwide and (b) operating its own United States real estate brokerage offices in Beverly Hills, Bridgehampton, Brentwood, East Hampton, Greenwich, Manhattan, Palm Beach, San Francisco, Santa Barbara, Santa Fe and Southampton.

 Competition

  SIR's primary competitors are small, local real estate brokerage firms that deal exclusively with luxury real estate and the "distinctive property" divisions of large regional and national real estate firms. Competition in the luxury real estate business takes many forms, including competition in price, marketing expertise and the provision of personalized service to sellers and buyers.

                              RECENT DEVELOPMENTS

  In September 1998, the Company received final approval from the City of New York to proceed with its plan to construct a new auction facility and global headquarters at 1334 York Avenue in New York City. This planned construction will expand auction, warehouse and office space in New York City and will enable the Company to consolidate its operations into one facility. The capital expenditures relating to the new building construction are estimated to be in the range of $125 to $130 million.

  Implementation of this plan resulted in a non-recurring charge in the third quarter of 1998 of approximately $15.2 million. Approximately $14.1 million of this amount is a non-cash charge resulting from the impairment of existing leasehold improvements and related furniture and fixtures. The remaining amount of approximately $1.1 million is a provision resulting from the estimated costs of future rental obligations related to rental space in New York City that will be vacated as a part of the plan.

                                USE OF PROCEEDS

  The net proceeds from the sale of the Notes (after expenses estimated at $410,000) will be used for general corporate purposes, including the financing of capital expenditures in connection with the Company's expansion of its New York City headquarters. Until such capital expenditures are fully paid for, the Company will use the net proceeds from the sale of the Notes to refinance commercial paper borrowings. At June 30, 1998, the Company had outstanding commercial paper of $155 million at a weighted average interest rate of 5.66%.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected financial data as of and for the five years ended December 31, 1997 have been derived from the Company's consolidated financial statements, which have been audited by Deloitte & Touche LLP, independent auditors. The selected consolidated financial data as of and for the six months ended June 30, 1998 and 1997 have been derived from unaudited consolidated financial statements, which, in management's opinion, reflect all adjustments (consisting of only normal and recurring accruals) necessary to present fairly the Company's financial position and results of operations for those periods. Interim results are not necessarily indicative of the results that may be expected for any other interim period or for the full year. This information should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the Company's consolidated financial statements incorporated by reference herein.

                         FOR THE SIX MONTHS
                           ENDED JUNE 30,            FOR THE YEAR ENDED DECEMBER 31,
                         --------------------  ------------------------------------------------
                           1998       1997       1997      1996      1995      1994      1993
                         ---------  ---------  --------  --------  --------  --------  --------
                                     (IN THOUSANDS, EXCEPT FOR AUCTION SALES)
RESULTS OF OPERATIONS
 DATA:
Auction sales (in
 millions).............. $     968  $     858  $  1,843  $  1,599  $  1,665  $  1,330  $  1,325
Auction and
 related revenues(1)....   185,182    163,522   335,511   302,196   282,096   233,557   227,242
Other revenues(1).......    29,956     21,562    46,281    34,300    30,784    26,106    22,434
Total revenues..........   215,138    185,084   381,792   336,496   312,880   259,663   249,676
Operating income(2).....    47,239     36,943    67,759    68,208    56,841    33,033    30,785
Income before taxes(2)..    43,300     36,382    64,457    68,244    54,303    33,765    32,157
Net income(3)...........    27,279     22,557    40,608    40,946    32,582    20,259    19,294
Ratio of earnings to
 fixed charges(4).......      7.08x     11.67x     7.98x    11.48x     7.49x     6.52x     6.19x
BALANCE SHEET DATA:
Working capital.........    60,664     71,036   121,722    57,466   101,394    70,031    75,276
Total assets............   906,913    720,888   860,241   656,098   600,104   557,084   559,356
Total debt..............   165,594     65,431   119,168     3,211    43,816    36,403    38,583
Shareholders' equity....   290,301    257,286   258,298   253,472   227,482   211,052   194,632

--------
(1) Includes reclassification from prior year's classification from other revenues to auction and related revenues of ($1,048,000), $1,724,000, ($1,955,000), $106,000, and ($2,644,000) for the years 1997, 1996, 1995,
     1994, and 1993, respectively.
(2) Includes $5.5 million and $11.7 million of non-recurring charges for the six months ended June 30, 1997 and the year ended December 31, 1997, respectively.
(3) Includes $3.4 million and $7.4 million of non-recurring charges after taxes for the six months ended June 30, 1997 and the year ended December 31, 1997, respectively.
(4) In the ratio of earnings to fixed charges for the Company and its subsidiaries, earnings is computed as income before taxes plus fixed charges. Fixed charges consist of interest on all indebtedness, including any amortization of debt discount or premium, capitalized interest and the Company's estimate of that portion of rental expense considered to be representative of the interest factor.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
                            AND FINANCIAL CONDITION

SIX MONTHS ENDED JUNE 30, 1998 COMPARED TO SIX MONTHS ENDED JUNE 30, 1997

  The worldwide auction business is highly seasonal in nature, with two principal selling seasons, spring and fall. Accordingly, first and third quarter results reflect lower auction sales and lower operating margins than the second and fourth quarters due to the fixed nature of many of the operating expenses.

  Following is a geographical breakdown of the Company's auction sales for the six month periods ended June 30, 1998 and June 30, 1997 (in thousands):

                                                             FOR THE SIX MONTHS
                                                               ENDED JUNE 30,
                                                             -------------------
                                                               1998      1997
                                                             --------- ---------
North America............................................... $ 567,493 $ 431,352
Europe......................................................   370,638   373,292
Asia........................................................    29,444    53,225
                                                             --------- ---------
  Total..................................................... $ 967,575 $ 857,869
                                                             ========= =========

  For the six months ended June 30, 1998, worldwide auction sales increased $109.7 million, or 13% compared to the same period in 1997. The increase in 1998 sales was due to a 32% increase in North America partially offset by a 1% decrease in Europe and a 45% decrease in Asia. The increase in North America was primarily due to American paintings, Contemporary art, 19th Century paintings and single owner sales, most notably the sale of silver, furniture, rare books and manuscripts from the collection of Jamie Ortiz-Patino as well as Old Master paintings and drawings sales and the sale of the Collection of H.R.H. the Duke and Duchess of Windsor. Sales in Europe decreased $2.7 million for the six months ended June 30, 1998 when compared to the same period in 1997, primarily due to 1997 single owner sales, most notably the sale of Illuminated Manuscripts from the Beck Collection for which there were no comparable sales in the current year, and timing of the Contemporary art sales. The series of Contemporary art sales, traditionally held in June and therefore included in the six month results, were held in July 1998. The decrease in Europe was partially offset from the London sales of the Roger Collection, the Russian sale and by an increase in Impressionist and Modern art sales. The Impressionist and Modern art increase was highlighted by the sale of Claude Monet's WATERLILY POND AND PATH BY THE WATER, which sold for a record of $33 million, making it the most expensive Impressionist painting sold at any European auction since 1990. The sales decrease in Asia was primarily due to the slow down of the economies within Asia. Historically, Asia has accounted for approximately five percent of annual sales. Auction sales recorded by the Company's foreign operations were not materially affected by translation into U.S. dollars for the six month period ended June 30, 1998.

  For the six months ended June 30, 1998, auction and related revenues increased $21.7 million, or 13%, compared to the six months ended June 30, 1997. This increase was primarily the result of higher commission revenue due to the increased sales discussed above and expense recoveries associated with the sale of the Collection of H.R.H. the Duke and Duchess of Windsor. The increase was also due to an increase in principal activities offset by a decrease in private sales. Auction and related revenue as a percentage of sales for the six months ended June 30, 1998 was consistent with the same period in 1997. Foreign currency exchange rate movements did not materially affect revenues for the first six months of 1998.

  Other revenue, which primarily includes revenues from art-related financing activities and real estate operations, increased $8.4 million or 39% for the six months ended June 30, 1998 compared to the same period in 1997. These increases were due to stronger real estate sales in the U.S. and an increase in the average loan portfolio balance.

  For the six months ended June 30, 1998, total expenses increased $19.8 million, or 13%, from $148.1 million to $167.9 million compared to the same period in 1997. Movements in foreign currency exchange rates did not have a material impact on expenses for the six months ended June 30, 1998.

  Direct costs of services (which consist largely of catalogue production and distribution costs as well as corporate marketing and sale marketing expenses) increased $9.5 million, or 30%, from $31.9 million to $41.4 million, during the six months ended June 30, 1998 compared to the same period of 1997. This increase was primarily due to the increase in auction sales, a change in the sales mix in Europe, increased corporate marketing costs and the impact of costs associated with the sale of the Collection of H.R.H. the Duke and Duchess of Windsor which were partially recovered and reflected in auction and related revenue.

  Excluding non-recurring charges, all other operating expenses (which include salaries and related costs, general and administrative expenses as well as depreciation and amortization) totaled $126.5 million for the six months ended June 30, 1998, an increase of $15.8 million, or 14%, compared to 1997. These increases were principally due to an increase in salaries and related costs resulting from new initiatives and expertise, long-term incentive plans and costs incurred relating to the startup of the Paris office.

  During the first six months of 1997, the Company recorded non-recurring charges of $5.5 million, which consist largely of legal and other professional fees associated with the Independent Review Committee (as described below in "Year ended December 31, 1997 compared to Year ended December 31, 1996").

  Net interest expense increased $3.4 million for the six months ended June 30, 1998 from $0.4 million in 1997 to $3.8 million due to additional commercial paper borrowings to fund the increased loan portfolio.

  The consolidated effective tax rate was 37% for the six months ended June 30, 1998 compared to 38% for the comparable period in the prior year.

  For the six months ended June 30, 1998, net income increased $4.7 million, or 21%, to $27.3 million from $22.6 million for the same period in 1997. Diluted earnings per share for the first six months of 1998 improved 20% to $0.48 from $0.40 for the first six months of 1997. The impact on diluted earnings per share for the six months ended June 30, 1998 related to the economies in Asia and the startup of the Paris office was approximately ($0.04) and ($0.02) per share, respectively.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

  The following discussion reflects the reclassification of principal activities and revenues from Emmerich Galleries to auction and related revenue from other revenue which was made in the first quarter of 1998.

  Auction sales for the Company totaled $1,843.3 million during 1997, an increase of $243.7 million, or 15%, compared to the prior year. The increase in worldwide sales was primarily a result of broad-based growth in virtually every collecting category. Sales of Fine Art increased 25%, led by increases in Impressionist and Modern art, Old Master paintings and Contemporary art. Other sales increases included Books, Asian Works of Art, and Wine. Auction sales recorded by the Company's foreign operations were not materially affected by translation to U.S. dollars.

  The following is a geographical breakdown of the Company's auction sales for 1997 and 1996 (in thousands):

                                                            FOR THE YEAR ENDED
                                                               DECEMBER 31,
                                                           ---------------------
                                                              1997       1996
                                                           ---------- ----------
North America............................................. $  919,028 $  770,438
Europe....................................................    828,192    751,154
Asia......................................................     96,115     78,003
                                                           ---------- ----------
  Total................................................... $1,843,335 $1,599,595
                                                           ========== ==========

  The sales increase in North America of $148.6 million, or 19%, during 1997 was primarily a result of increases in Impressionist and Modern art, Old Master paintings and Contemporary art. Sales in Europe, which for purposes of this discussion consists of the United Kingdom ("U.K.") and continental Europe ("the Continent"), increased $77.0 million, or 10%, primarily due to Old Master paintings, Books, Impressionist and Modern art and Wine. Asian sales increased $18.1 million, or 23%, due primarily to increased sales of Asian Works of Art.

  Worldwide revenues from auction and related operations increased $33.3 million, or 11%, in 1997 compared to 1996. This increase is primarily due to higher commission revenue (which consists of buyer's premium, seller's commission and expense recoveries) which resulted from the increased auction sales discussed above and to an increase in commissions from private treaty sales. These increases were offset, in small part, by a decrease in commission rates earned from sellers at auction, primarily as a result of the mix of sales and a decrease in principal activities. Principal activities include: net gains (losses) on sales of inventory (including inventory obtained as a result of the auction process as well as inventory obtained for investment purposes); the Company's share of operating results from its investments in AMA and other equity investments; income (loss) earned from guarantees; and provisions for write-downs of inventory to estimated net realizable value. The decrease in revenues from principal activities was primarily due to lower income earned from guarantees, and a decrease in principal activities.

  Other revenues consists primarily of revenues from art-related financing activities, real estate operations and educational activities. Other revenues increased $12.0 million, or 35%, in 1997 compared to 1996. This growth was due to increases in both real estate and financing activities. The increase in real estate revenue was driven by an increase in real estate sales. Financing activity growth was primarily due to an increase in the average loan portfolio. The average loan portfolio increased to $215.8 million in 1997 from $148.0 million in 1996.

  Direct costs of services (consisting largely of catalogue production and distribution costs as well as corporate marketing and sale marketing expenses) totaled $70.4 million in 1997, an increase of $7.3 million, or 12%, compared to 1996. This increase is primarily a result of increased sales in 1997 offset by a decline in expenses associated with the sale of Property from the Estate of Jacqueline Kennedy Onassis which were fully recovered and reflected in auction and related revenues in 1996. Excluding these costs, direct costs as a percentage of sales totaled 3.8% in 1997 compared to 3.7% in 1996.

  Excluding non-recurring charges of $11.7 million in 1997, all other operating expenses (which consist of salaries and related costs, general and administrative expenses and depreciation and amortization) increased $26.8 million, or 13%, from $205.2 million to $232.0 million, compared to 1996. This increase was primarily due to a $17.5 million, or 15%, increase in salaries and related costs and a $7.7 million, or 9%, increase in general and administrative expenses. These increases were primarily a result of new initiatives.

  In early 1997, a television program aired in the U.K. and a related book was published both of which contained certain allegations of improper or illegal conduct by current and former employees of the Company. In response to these allegations, the Board of Directors in February 1997 established a committee of independent directors to review the issues raised by the book and related matters. The Independent Review Committee retained outside independent counsel in the U.S. and the U.K. to assist and advise the Committee in its review. The Company's management also conducted its own internal review. Both reviews were completed in 1997. In 1997, the Company incurred $11.7 million of non-recurring charges which consisted primarily of legal and other professional fees associated with the Board of Directors' Independent Review Committee.

  Interest income decreased $1.2 million in 1997 compared to 1996 reflecting lower cash balances largely due to the increase in the Company's average loan portfolio. Interest expense increased $2.4 million mostly as a result of additional overnight commercial paper borrowings to fund the higher average loan portfolio.

  The consolidated effective tax rate was 37% in 1997 compared to 40% in 1996. This decrease is primarily a result of higher earnings during 1997 in lower tax rate jurisdictions and lower earnings in higher tax rate jurisdictions.

  Net income for 1997 of $40.6 million was flat compared to $40.9 million in 1996. Basic earnings per share remained flat at $0.73 in 1997 compared to 1996. Excluding non-recurring charges, net income increased 17% to $48.0 million and basic earnings per share increased 18% to $0.86 from $0.73 in 1996. Movements in foreign currencies did not have a material impact on 1997 revenues or expenses.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

  The following discussion reflects the reclassification of principal activities and revenues from Emmerich Galleries to auction and related revenue from other revenue which was made in the first quarter of 1998.

  Auction sales for the Company totaled $1,599.6 million during 1996, a decrease of $65.8 million, or 4%, compared to the prior year. The decrease in worldwide sales was primarily due to the lower level of single-owner sales during 1996 when compared to 1995. Single-owner sales in 1995 included the Stralem Collection ($65.2 million) and the Hazen Collection ($51.8 million) in North America and the Grand Ducal collection of Baden ($54.8 million) in Europe. Excluding the results of these three sales, auction sales grew by 7% in 1996 compared to the prior year. Auction sales recorded by the Company's foreign operations were not materially affected by translation to U.S. dollars.

  Following is a geographical breakdown of the Company's auction sales for 1996 and 1995 (in thousands):

                                                            FOR THE YEAR ENDED
                                                               DECEMBER 31,
                                                           ---------------------
                                                              1996       1995
                                                           ---------- ----------
North America............................................. $  770,438 $  825,788
Europe....................................................    751,154    786,277
Asia......................................................     78,003     53,313
                                                           ---------- ----------
  Total................................................... $1,599,595 $1,665,378
                                                           ========== ==========

  The decrease in auction sales in North America of $55.4 million, or 7%, during 1996 was driven by a lower level of single-owner sales when compared to 1995 as discussed above. Sales in Europe decreased $35.1 million, or 4%, in 1996. Sales in the U.K. improved $49.0 million, or 10%, when compared to the prior year, primarily due to the 1996 sale of property from the collection formed by the British Rail Pension Fund. Sales on the Continent declined $84.1 million, or 30%, during 1996 due largely to the sale of the Grand Ducal collection of Baden in Germany in 1995 (as discussed above) as well as Jewelry sales in Switzerland, which decreased $30.4 million in 1996 compared to the prior year. Asian sales increased $24.7 million, or 46%, in 1996 due largely to increased auction sales in Hong Kong and Singapore in a number of collecting categories.

  Worldwide revenues from auction and related operations in 1996 of $302.2 million increased $20.1 million, or 7%, over 1995. Auction and related revenues as a percent of auction sales increased to 18.9% in 1996 from 16.9% in 1995. This increase was largely due to higher commission revenue. The increase in commissions was largely due to the positive impact of the Company's new seller's commission schedule, the contribution of the sale of Property from the Estate of Jacqueline Kennedy Onassis, and a change in the relative mix of sales towards property with lower average lot values which yield higher average commission rates. Auction and related revenues also benefited from increases in non-auction revenue categories. The impact of these factors was offset, in part, by the decrease in sales volume discussed above.

  Other revenues increased $3.5 million when compared to 1995 due mostly to an increase in revenues from real estate activities.

  Direct costs of services totaled $63.1 million during 1996, an increase of $3.1 million, or 5%, over 1995. This increase reflects expenses associated with the sale of Property from the Estate of Jacqueline Kennedy Onassis which were fully recovered and reflected in auction and related revenues. Excluding these costs, direct costs in 1996 declined slightly and totaled 3.7% of auction sales, relatively unchanged compared to the prior year.

  All other operating expenses increased $9.1 million, or 5%, to $205.2 million, compared to 1995. This increase was primarily due to salary increases offset, in part, by a decrease in depreciation due to a change in the estimated useful lives for computer hardware during 1995.

  Interest income totaled $4.3 million in 1996 compared to $3.2 million in 1995. This increase was a result of higher average cash balances in Europe. Interest expense totaled $3.6 million in 1996 compared to $5.9 million in 1995. This decrease was due to lower average commercial paper borrowings in 1996 as well as lower average interest rates on those borrowings as compared to 1995.

  The consolidated effective tax rate was 40% for the years December 31, 1996 and 1995. Net income for 1996 was $40.9 million, a 26% increase when compared to net income of $32.6 million for 1995.

  Movements in foreign currencies did not have a material impact on 1996 revenues or expenses. Basic earnings per share increased to $0.73 in 1996 from $0.58 in 1995, an increase of 26%.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's net debt position (total debt, which includes short-term borrowings and commercial paper, less cash and cash equivalents) totaled $164.2 million at June 30, 1998 compared to a net debt position of $85.5 million at December 31, 1997, reflecting higher borrowings to fund the increased client loan portfolio. Working capital (current assets less current liabilities) at June 30, 1998 was $60.7 million compared to $121.7 million at December 31, 1997.

  The Company's client loan portfolio increased to $372.5 million at June 30, 1998 from $276.4 million at December 31, 1997. These amounts include $251.9 million and $112.0 million of loans which have a maturity of more than one year at June 30, 1998 and December 31, 1997, respectively.

  The Company relies on internally generated funds and borrowings to meet its financing requirements. The Company may issue up to $300 million of short-term notes pursuant to its U.S. commercial paper program. The U.S. commercial paper program was increased to $300 million from $200 million in July 1998. The Company supports any short-term notes issued under its U.S. commercial paper program with a committed credit facility. The Company maintains $300 million of committed and available financing to July 11, 2001 pursuant to a Bank Credit Agreement. Additionally, the Company has a $200 million shelf registration with the Securities and Exchange Commission for issuing senior unsecured debt securities, including the Notes, which may be offered and sold from time to time.

  For the six months ended June 30, 1998, the Company's primary sources of liquidity were derived from commercial paper and short term borrowings supplemented by available cash balances and operations. The most significant cash uses during the first six months of 1998 were the net funding of the client loan portfolio, capital expenditures and payment of shareholder dividends.

  Capital expenditures, consisting primarily of office and auction facility refurbishment, acquisition of computer equipment and software, and costs associated with the construction of the York Avenue property, as more fully described below totaled $12.8 million and $4.8 million for the first six months of 1998 and 1997, respectively.

  The Company evaluated the adequacy of its principal auction premises for the requirements of the present and future conduct of its business. An application to re-zone the site of the Company's New York auction facility and global headquarters was filed with New York City in October 1997. The filing outlined the Company's intent to construct a six story addition and to renovate its current facility on York Avenue. The New York City Planning Commission also approved the re-zoning application for the expansion project on August 5, 1998. In September, 1998, the Company received final approval from the City of New York.

  This planned construction will expand auction, warehouse and office space in New York City and will enable the Company to consolidate its auction operations in New York into one facility. The capital expenditures relating to the new building construction are currently estimated to be in the range of $125-130 million. The

Company believes that it has sufficient capital resources to carry out planned capital spending relating to this project.

  From time to time, the Company has off-balance sheet commitments to consignors that property will sell at a minimum price and legally binding lending commitments in conjunction with the client loan program. The Company does not believe that material liquidity risks exist relating to these commitments.

  The Company believes that operating cash flows will be adequate to meet normal working capital requirements and that the commercial paper program, credit facilities and the shelf registration will continue to be adequate to fund the client loan program, peak working capital requirements, short-term commitments to consignors and the renovation and construction of its auction facility and world headquarters in New York.

                           DESCRIPTION OF THE NOTES

  The following description of the particular terms of the Notes offered hereby supplements the general description of Debt Securities set forth in the Prospectus, to which description reference is hereby made. Capitalized terms not defined herein have the meanings assigned to them in the Prospectus or the Indenture (the "Indenture") referred to in the Prospectus.

GENERAL

  The Notes will mature on October  ,     and will bear interest at the rate
of   % per annum from October  , 1998, payable semiannually on April   and
October   of each year, commencing April  , 1999, to the persons in whose name
the Notes are registered at the close of business on the       or       next
preceding such interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months. Principal and interest will be payable at the offices of the Trustee, provided that, at the option of the Company, payment of interest will be made by check mailed to the address of the person entitled thereto as it appears in the register of the Notes maintained by the Trustee. The Notes will be transferable and exchangeable at the office of the Trustee and will be issued in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof. The Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection with certain transfers and exchanges. The registered holder of a Note will be treated as the owner of it for all purposes.

OPTIONAL REDEMPTION

  The Notes will be redeemable as a whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (1) 100% of their principal amount or (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of
twelve 30-day months) at the Treasury Rate plus    basis points, plus, in
either case, accrued and unpaid interest on the principal amount being redeemed to such redemption date.

  "Business Day" means any calendar day that is not a Saturday, Sunday or legal holiday in New York, New York and on which commercial banks are open for business in New York, New York.

  "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term ("Remaining Life") of the series of Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes.

  "Independent Investment Banker" means Morgan Stanley & Co. Incorporated or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee.

  "Comparable Treasury Price" means (1) the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

  "Reference Treasury Dealer" means (1) Morgan Stanley & Co. Incorporated, Chase Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated and their respective successors, provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer and (2) any other Primary Treasury Dealer selected by the Independent Investment Banker after consultation with the Company.

  "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

  "Treasury Rate" means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate shall be calculated on the third Business Day preceding the redemption date.

  Holders of Notes to be redeemed will receive notice thereof by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption. If fewer than all of the Notes are to be redeemed, the Trustee will select, not more than 60 days prior to the redemption date, the particular Notes or portions thereof for redemption from the outstanding Notes not previously called by such method as the Trustee deems fair and appropriate.

THE TRUSTEE

  The Chase Manhattan Bank is the Trustee under the Indenture and is an affiliate of Chase Securities Inc., one of the Underwriters. The Trustee is under no obligation to exercise any of its powers under the Indenture at the request of any of the holders of the Notes, unless such holders shall have offered the Trustee indemnity reasonably satisfactory to it.

BOOK-ENTRY, DELIVERY AND FORM

  The Notes will be issued in the form of one or more fully registered global notes (the "Global Notes") and will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC"), and registered in the name of Cede & Co., as DTC's nominee. See "Description of the Debt Securities--Global Debt Securities" in the accompanying Prospectus, which describes the depositary's procedures and related matters which apply to the Global Notes. The Notes will not be issued in definitive form except as provided in the accompanying Prospectus. See "Description of the Debt Securities--Global Debt Securities" in the accompanying Prospectus.

STRUCTURAL SUBORDINATION

  The Notes will be direct, unsecured obligations of the Company. Creditors of the Company's subsidiaries are entitled to a claim on the assets of such subsidiaries. Consequently, in the event of a liquidation or reorganization of any subsidiary, creditors of the subsidiary are likely to be paid in full before any distribution is made to the Company and holders of the Notes, except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company. As of June 30, 1998, the Company's subsidiaries had $165.6 million of outstanding indebtedness for borrowed money.

                                 UNDERWRITERS

  Under the terms and subject to the conditions set forth in the Underwriting
Agreement, dated     , 1998 (the "Underwriting Agreement"), the underwriters
named below (the "Underwriters") have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective principal amount of the Notes set forth opposite their respective names below:

                                                                    PRINCIPAL
                                                                    AMOUNT OF
      NAME                                                            NOTES
      ----                                                         ------------
Morgan Stanley & Co. Incorporated................................. $
Chase Securities Inc..............................................
Merrill Lynch, Pierce, Fenner & Smith
         Incorporated.............................................
                                                                   ------------
  Total........................................................... $125,000,000
                                                                   ============

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Notes are subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. The Underwriters are obligated to take and pay for all the Notes if any are taken.

  The Underwriters propose initially to offer part of the Notes to the public at the public offering price set forth on the cover page hereof and in part to
certain dealers at prices that represent a concession not in excess of   % of
the principal amount of the Notes. Any Underwriter may allow, and such dealers
may reallow, a concession not in excess of   % of the principal amount of the
Notes to certain other dealers. After the initial offering of the Notes, the offering price and other selling terms may from time to time be varied by the Underwriters.

  The Company does not intend to apply for listing of the Notes on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Notes, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Notes and any such market making may be discontinued at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Notes.

  In order to facilitate the offering of the Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may over-allot in connection with this offering, creating short positions in the Notes for their own account. In addition, to cover over-allotments or to stabilize the price of the Notes, the Underwriters may bid for, and purchase, Notes in the open market. Finally, the Underwriters may reclaim selling concessions allowed to an underwriter or dealer for distributing Notes in this offering, if the Underwriters repurchase previously distributed Notes in transactions that cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  The Underwriters or their affiliates have provided and may in the future continue to provide investment banking and other financial services, including the provision of credit facilities, for the Company in the ordinary course of business for which they have received and will receive customary compensation. In addition, Diana D. Brooks, the President and Chief Executive Officer of the Company, serves as a director of Morgan Stanley Dean Witter & Co.

                                 $200,000,000

                           SOTHEBY'S HOLDINGS, INC.

                                DEBT SECURITIES

                               ----------------

  Sotheby's Holdings, Inc., a Michigan corporation (the "Company"), may from time to time offer and issue in one or more series its unsecured debt securities (the "Debt Securities"), with an aggregate initial public offering price of up to $200 million (or (i) the equivalent of $200 million in one or more foreign currencies or currency units, including European Currency Units, based on the rate of exchange at the time of offering, or (ii) such greater amount, if the Debt Securities are issued at an original issue discount, as will result in aggregate gross proceeds to the Company of $200 million) on terms to be determined at the time of the offering. The Debt Securities may be sold in U.S. dollars or one or more foreign currencies or currency units, and the principal of, and premium, if any, and any interest on the Debt Securities may likewise be payable in U.S. dollars or one or more foreign currencies or currency units. The Debt Securities will be general, unsecured obligations of the Company and will rank pari passu with all other unsecured, unsubordinated indebtedness of the Company.

  The specific terms of the Debt Securities in respect of which this Prospectus is being delivered are set forth in an accompanying Prospectus Supplement (each, a "Prospectus Supplement") and include, where applicable:
(i) the specific designation, aggregate principal amount, premium, ranking, currency, form, authorized denominations, maturity, interest rate, if any, and method of calculation, and time of payment of interest, terms for redemption (mandatory or at the option of the Company or a holder), terms for sinking fund payments, the initial public offering price (including any premium or discount), and the other terms in connection with the offering.

  The Debt Securities may be sold through underwriting syndicates represented by managing underwriters, by underwriters without a syndicate, through agents designated from time to time, or directly by the Company to purchasers. The names of any such managing underwriters, underwriters, or agents of the Company involved in the sale of the Debt Securities in respect of which this Prospectus is being delivered and any applicable commissions or discounts are set forth in the Prospectus Supplement. The net proceeds to the Company from such sale are also set forth in the Prospectus Supplement.

THESE  SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS  THE SECURI-
  TIES  AND EXCHANGE COMMISSION  OR ANY  STATE SECURITIES COMMISSION  PASSED
   UPON THE ACCURACY OR  ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
    THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

 THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF THE OFFERED SECURITIES
                UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

                               ----------------

                                 June 17, 1998

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") under the Securities Act of 1933 (the "Securities Act") with respect to the Debt Securities offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company, reference is hereby made to the Registration Statement. Statements made in this Prospectus as to the contents of any contract or other document referred to are not complete, and reference is hereby made to the copy of such contract or document filed as an exhibit to the Registration Statement for a complete statement of its provisions.

  The Company is subject to the information requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, is required to file quarterly and annual reports on Forms 10-Q and 10-K, respectively. Reports and other information filed by the Company with the Commission, as well as the Registration Statement, can be inspected and copied at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: 7 World Trade Center; New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also by obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company is required to file electronic versions of such material with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Electronic filings are publicly available at http://www.sec.gov within 24 hours of acceptance. The records and other information can also be inspected at the offices of The New York Stock Exchange, Inc. at 20 Broad Street, New York, New York 10005. The Company will mail to each registered holder of the Debt Securities, and will file with the indenture trustee, the annual and quarterly reports that it files with the Commission under the Exchange Act.

                INCORPORATION BY REFERENCE OF CERTAIN DOCUMENTS

  The Company's report on Form 8-K dated May 20, 1998, the Company's Form 10-Q for the fiscal quarter ended March 31, 1998 and the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, each of which have been filed with the Commission pursuant to the Exchange Act, are incorporated by reference into this Prospectus.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (including any documents incorporated by reference therein) after the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein or in the accompanying Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference in this Prospectus (other than exhibits to such documents that are not specifically incorporated by reference in such documents). Written or oral requests for copies should be directed to Sotheby's, 1334 York Avenue, New York, New York 10021, Attention: Investor Relations (telephone: (212) 508-
8070).

                                  THE COMPANY

  Sotheby's Holdings, Inc. (together with its subsidiaries, unless the context otherwise requires, the "Company") is one of the world's two largest auctioneers of fine arts, antiques and collectibles, offering property in over 80 collecting categories, among them paintings, jewelry, decorative arts, and books. The worldwide auction business is conducted through a division known as "Sotheby's" and consists of three principal operating units; Sotheby's North and South America, Sotheby's Europe, and Sotheby's Asia. In addition to auctioneering, the Company is engaged in a number of related activities, including the purchase and resale of art and other collectibles, art-related financing activities, the brokering of art and collectible purchases and sales, the marketing and brokering of luxury real estate, and art education and restoration.

  The Company believes it is one of the world's leaders in art-related financing activities. The Company lends money secured by consigned art in order to facilitate clients' bringing property to auction. In addition, a portion of the Company's loan portfolio consists of loans to collectors, dealers, and museums secured by collections not presently intended for sale.

  The Company, through its subsidiary, Sotheby's International Realty, Inc., is engaged in the marketing and brokering of luxury residential real estate.

  The Company was incorporated in Michigan in August 1983. In October 1983, the Company acquired Sotheby Parke Bernet Group Limited, which was then a publicly held company listed on the International Stock Exchange of the United Kingdom and the Republic of Ireland Limited (the "London Stock Exchange") and which, through its predecessors, had been engaged in the auction business since 1744. In 1988, the Company issued shares of Class A Limited Voting Common Stock to the public. The Class A Limited Voting Common Stock is listed on the New York Stock Exchange (the "NYSE") and the London Stock Exchange.

                                USE OF PROCEEDS

  Unless otherwise stated in a Prospectus Supplement, the net proceeds from the sale of Debt Securities will be used for general corporate purposes. Any specific allocations of the proceeds to a particular purpose that have been made at the date of a Prospectus Supplement will be described in that Prospectus Supplement.

                      RATIO OF EARNINGS TO FIXED CHARGES

  Set forth below are the consolidated ratios of earnings to fixed charges for the periods indicated.

                                                                FOR THE
                                                             THREE MONTHS
                                                                 ENDED
                           FOR THE YEAR ENDED DECEMBER 31,     MARCH 31,
                         ----------------------------------- -----------------
                          1993   1994   1995   1996    1997   1997       1998
                         ------ ------ ------ ------- ------ ------     ------
Ratio of earnings to
 fixed charges(1).......  6.19x  6.52x  7.49x  11.48x  7.98x    -- (2)     -- (2)

--------
(1) In the ratio of earnings to fixed charges for the Company and its subsidiaries, earnings is computed as income before taxes plus fixed charges. Fixed charges consist of interest on all indebtedness, including any amortization of debt discount or premium, capitalized interest and the Company's estimate of that portion of rental expense considered to be representative of the interest factor.
(2) Earnings did not cover fixed charges by $10.0 million and $11.1 million for the three months ended March 31, 1998 and March 31, 1997, respectively. The Company's business is seasonal, with peak revenues and operating income occurring in the second and fourth quarters of each year as a result of the traditional spring and fall art auction seasons.

                      DESCRIPTION OF THE DEBT SECURITIES

  The Debt Securities will be issued under an Indenture, as amended or supplemented from time to time (the "Indenture"), between the Company and The Chase Manhattan Bank, as trustee (the "Trustee"). The form of the Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, and the Indenture is available for inspection at the principal corporate trust office of the Trustee, 450 West 33rd Street, New York, New York 10001. The Indenture is subject to and governed by the Trust Indenture Act of 1939, as amended. The statements made hereunder relating to the Indenture and the Debt Securities to be issued hereunder are summaries of certain provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and such Debt Securities. All section references appearing in this section "Description of the Debt Securities" are to sections of the Indenture, and capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.

GENERAL

  The Indenture does not limit the amount of Debt Securities that can be issued thereunder and provides that Debt Securities of any series may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Company. The Indenture does not limit the amount of other indebtedness or securities that may be issued by the Company or its subsidiaries.

  The Debt Securities will be direct, unsecured obligations of the Company. Creditors of the Company's subsidiaries are entitled to a claim on the assets of such subsidiaries. Consequently, in the event of a liquidation or reorganization of any subsidiary, creditors of the subsidiary are likely to be paid in full before any distribution is made to the Company and holders of Debt Securities, except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

  Reference is made to the Prospectus Supplement for the following and other possible terms of each series of the Debt Securities in respect of which this Prospectus is being delivered, (i) the designation of the Debt Securities;
(ii) any limit upon the aggregate principal amount of the Debt Securities and any limitation on the ability of the Company to increase such aggregate principal amount after the initial issuance of the Debt Securities of that series; (iii) the date or dates on which the principal of the Debt Securities will be payable; (iv) the rate or rates at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which such interest will be payable, and the record dates for the determination of the holders to whom interest is payable; (v) if other than as provided therein, the place or places where the principal of and interest, if any, on the Debt Securities will be payable; (vi) the price or prices at which, the period or periods within which and the terms and conditions upon which Debt Securities may be redeemed, in whole or in part, at the option of the Company; (vii) the obligation, if any, of the Company to redeem, purchase or repay Debt Securities, whether pursuant to any sinking fund or analogous provisions or pursuant to other provisions set forth therein or at the option of a Holder thereof; (viii) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which Debt Securities shall be issuable; (ix) if other than the principal amount thereof, the portion of the principal amount at which the Debt Securities will be payable upon declaration of acceleration of the maturity thereof; (x) if other than the currency of the United States of America, the currency or currencies in which payment of the Principal and interest on the Debt Securities of the series shall be payable and the manner in which such amounts shall be determined; (xi) whether and under what circumstances the Company will pay additional amounts on the Debt Securities of the series held by a person who is not a U.S. person in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether the Company will have the option to redeem such Debt Securities rather than pay such additional amounts; (xii) if the Debt Securities of the series are to be issuable in definitive form (whether upon original issue or upon exchange of a temporary Security of such series) only upon receipt of certain certificates or other documents or satisfaction of other conditions, the form and terms of such certificates, documents or conditions; (xiii) any trustees, depositaries, authenticating or paying agents, transfer agents or the registrar or any other agents with respect to the Debt Securities of the series; (xiv) provisions, if any, for the defeasance of the Debt Securities of the series (including provisions permitting defeasance of less than all Debt Securities of the series); (xv) if the Debt Securities of the series are issuable in whole or in part as one or more Global Securities, the identity of the Depositary for such Global Security or Securities; (xvi) any other events of default or covenants with respect to the Debt Securities of the series; and (xvii) any other terms or conditions not inconsistent with the provisions of the Indenture under which the Debt Securities will be issued. (Section 2.03) "Principal" when used herein includes, when appropriate, the premium, if any, on the Debt Securities.

  Unless otherwise provided in the Prospectus Supplement relating to any Debt Securities, principal, and interest, if any, will be payable, and the Debt Securities will be transferable, at the office or offices or agency maintained by the Company for such purposes, provided that payment of interest on the Debt Securities may, at the option of the Company, be paid at such place of payment by check mailed to the persons entitled thereto at the addresses of such persons appearing on the security register. Interest on the Debt Securities will be payable on any interest payment date to the persons in whose name the Debt Securities are registered at the close of business on the record date with respect to such interest payment date.

  Unless otherwise provided in the Prospectus Supplement relating to any Debt Securities, the Debt Securities will be issued in fully registered form in minimum denominations of $1,000 and any integral multiple thereof. Additionally, the Debt Securities may be represented in whole or in part by one or more global notes registered in the name of a depository or its nominee and, if so represented, interests in such global note will be shown on, and transfers thereof will be effected only through, records maintained by the designated depository and its participants.

  The Debt Securities may be exchanged for an equal aggregate principal amount of Debt Securities of the same series and date of maturity in such authorized denominations as may be requested upon surrender of the Debt Securities at an agency of the Company maintained for such purpose and upon fulfillment of all other requirements of such agent. No service charge will be made for any transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 2.07)

  The Indenture requires the quarterly filing by the Company with the Trustee of a certificate as to compliance with certain covenants contained in the Indentures. (Section 4.06)

  Debt Securities denominated or payable in foreign currencies may entail significant risks. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets. These risks will vary depending upon the currency or currencies involved and will be more fully described in the Prospectus Supplement relating thereto.

  Unless otherwise described in a Prospectus Supplement relating to any Debt Securities, the covenants or provisions contained in the Indenture may not afford the holders of Debt Securities protection in the event of a decline in the Company's credit quality resulting from a highly leveraged transaction involving the Company.

LIMITATION ON LIENS

  The Indenture provides that the Company will not, and will not permit any Significant Subsidiary to, directly or indirectly, issue, incur, assume or guarantee any indebtedness for borrowed money secured by any Lien on or with respect to any Property of the Company or any such Significant Subsidiary or any interest therein or any income or profits therefrom, unless the Debt Securities are secured equally and ratably with (or prior to) any and all other indebtedness secured by such Lien, except for (i) indebtedness secured by any Lien arising in the ordinary course of business; (ii) indebtedness secured by any Lien on Property acquired by the Company or any Significant Subsidiary after the date of issuance of the Debt Securities, provided that such Lien existed on the date such Property was acquired; (iii) any Lien securing indebtedness existing on the date of the Indenture; (iv) any Lien securing indebtedness incurred to finance the purchase price or cost of construction of Property (or additions, substantial repairs, alterations or substantial improvements thereto), provided that such Lien and the indebtedness secured thereby are incurred within one year of the later of acquisition or completion of construction (or addition, repair, alteration or improvement) and full operation thereof; (v) indebtedness secured by any Lien arising out of judgments or awards against the Company or any Significant Subsidiary having an outstanding principal amount which do not exceed $10 million in the aggregate or with respect to which the Company or such Significant Subsidiary shall in good faith be prosecuting an appeal or proceedings for review, Liens which are discharged within 60 days of entry of judgment or Liens incurred by the Company or a Significant Subsidiary for the purpose of obtaining a stay or discharge in the course of any legal proceeding to which the Company or such Significant Subsidiary is a party; (vi) indebtedness secured by any Lien for taxes not yet due and payable by the Company or any Significant Subsidiary or which the Company or such Significant Subsidiary is contesting in good faith;
(vii) indebtedness secured by any Lien on or with respect to Property of a Significant Subsidiary in favor of the Company or another Subsidiary; (viii) any Lien securing indebtedness in respect of capital leases on the Property subject to such capital leases; (ix) any Lien securing indebtedness the proceeds of which are deposited, promptly upon receipt, with the Trustee solely for the purpose of effecting a legal defeasance or covenant defeasance as set forth under "Satisfaction and Discharge of Indenture" and "Defeasance";
(x) indebtedness secured by any Lien on a note made in favor of, or loan advance made by, the Company or any Subsidiary in connection with the Company's or such Subsidiary's lending and financing activities; (xi) indebtedness secured by any Lien extending, renewing or replacing any Lien permitted by clauses (i) through (x) above; and (xii) any Lien (other than a Lien permitted under any of clauses (i) through (xi) of this paragraph) securing indebtedness of the Company or of any Significant Subsidiary, provided that the aggregate principal amount of all Secured Debt together with all Attributable Debt of the Company and its Significant Subsidiaries in respect of Sale and Lease-Back Transactions which would not otherwise be permitted but for the provisions of clause (vi) described under "Limitation on Sale and Lease-Back Transactions", does not exceed, at the time of incurrence of such indebtedness, 15% of Consolidated Net Tangible Assets of the Company and its Subsidiaries.

  In the case of Liens permitted under clauses (ii) and (iv) above, such Liens may not relate to any Property of the Company or a Significant Subsidiary other than the Property so acquired, constructed, added, repaired, altered or improved, as the case may be. In the case of Liens permitted under clause
(xi), unless such Liens are otherwise permitted under clauses (xii), such Liens (A) may not relate to any Property of the Company or a Significant Subsidiary other than the Property to which the Lien being extended, renewed or replaced relates, and (B) may not secure indebtedness in excess of that secured by the Lien being extended, renewed or replaced.

LIMITATION ON SALE AND LEASE-BACK TRANSACTIONS

  The Indenture provides that, as of the date of the Indenture, the Company will not, nor will it permit any Significant Subsidiary to, directly or indirectly, enter into, assume, guarantee or otherwise become liable with respect to any Sale and Lease-Back Transaction; provided, however, that the Company or any Significant Subsidiary may enter into (i) a Sale and Lease-Back Transaction that, had such Sale and Lease-Back Transaction been structured as a mortgage or other secured financing rather than as a Sale and Lease-Back Transaction, the Company or such Significant Subsidiary would have been permitted to enter into such transaction pursuant to the terms of the Indenture described under "Limitation on Liens," (ii) a Sale and Lease-Back Transaction between or among the Company and any of its Subsidiaries or between or among Subsidiaries, (iii) a Sale and Lease-Back Transaction entered into prior to the date of issuance of the Debt Securities, (iv) a Sale and Lease-Back Transaction, provided that within 180 days of the effective date of any such Sale and Lease-Back Transaction, the Company or such Significant Subsidiary shall apply an amount equal to the Value of such Sale and Lease-Back Transaction to the (A) retirement (other than any mandatory retirement and other than any prohibited retirement of securities) of indebtedness for borrowed money incurred or assumed by the Company or any Subsidiary (other than indebtedness for borrowed money owed to the Company or any Subsidiary) which by its terms matures on, or is extendible or renewable at the option of the obligor to, a date more than 12 months after the date of the creation of such indebtedness and, in the case of such indebtedness of the Company which ranks on a parity with, or senior in right of payment to, the Debt Securities or (B) the purchase or construction of other Property, provided that such Property is owned by the Company or a Subsidiary free and clear of all Liens, (v) a Sale and Lease-Back Transaction involving the taking back of a lease for a period of three years or less, or
(vi) a Sale and Lease-Back Transaction, provided that after giving effect to the Sale and Lease-Back Transaction, the aggregate principal amount of all Attributable Debt of the Company and its Significant Subsidiaries in respect of Sale and Lease-Back Transactions which would not otherwise be permitted but for the provisions of this clause (vi), plus all Secured Debt which would not otherwise be permitted but for the provisions of Section (xii) described under "Limitation on Liens," does not exceed, at the time of such Sale and Lease-Back Transaction, 15% of the Consolidated Net Tangible Assets of the Company and its Subsidiaries.

CERTAIN DEFINITIONS

  The term "Attributable Debt" means with respect to any Sale and Lease-Back Transaction the total net amount of rent required to be paid during the remaining term of any lease, discounted at the weighted average rate per annum then borne by the outstanding Debt Securities.

  The term "Consolidated Net Tangible Assets" means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (a) all current liabilities, and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the books and records of the Company and its consolidated subsidiaries and computed in accordance with generally accepted accounting principles.

  The term "Lien" means any mortgage, pledge, hypothecation, charge, assignment, deposit arrangement, encumbrance, security interest, lien (statutory or other), or preference, priority, or other security or similar agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any agreement to give or grant a Lien or any lease, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

  The term "Property" with respect to any person, means any interest of such person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including, without limitation, capital Stock in any other person.

  The term "Real Property" means with respect to any person, any interest of such person in any kind of realty or estate in real property.

  The term "Sale and Lease-Back Transaction" means with respect to any person, any direct or indirect arrangement pursuant to which Real Property is sold or transferred by such person or a Subsidiary of such person and is thereafter leased back from the purchaser or transferee thereof by such person or one of its Subsidiaries.

  "Secured Debt" means any indebtedness for borrowed money incurred under clause (12) of Section 4.03 of the Indenture, which would not be permitted otherwise but for such clause (12) of Section 4.03.

  "Significant Subsidiary" means each Subsidiary which is a "significant subsidiary" as defined in Rule 1-02(w) of the Commission's Regulation S-X.

  The term "Subsidiary" means (i) a corporation, a majority of whose capital stock with voting power, under ordinary circumstances, to elect directors is, at the date of determination, directly or indirectly owned by the Company, by one or more Subsidiaries of the Company or by the Company and one or more Subsidiaries of the Company, (ii) a partnership, joint venture or similar entity in which the Company, a Subsidiary of the Company or the Company and one or more Subsidiaries of the Company, directly or indirectly, holds a majority interest in the equity capital or profits or other similar interests of such entity, or (iii) any other person (other than a corporation) in which the Company, a Subsidiary of the Company or the Company and one or more Subsidiaries of the Company, directly or indirectly, at the date of determination, has (x) at least a majority ownership interest or (y) the power to elect or direct the election of a majority of the directors or other governing body of such person.

  The term "Value" means, with respect to a Sale and Lease-Back Transaction, as of any particular time, the amount equal to the greater of (i) the net proceeds of the sale or transfer of the property leased pursuant to such Sale and Lease-Back Transaction or (ii) the fair value in the opinion of the Board of Directors (as evidenced by a Board Resolution) of such property at the time of entering into such Sale and Lease-Back Transaction, in either case divided first by the number of full years of the term of the lease and then multiplied by the number of full years of such term remaining at the time of determination, without regard to any renewal or extension options contained in the lease.

EVENTS OF DEFAULT

  An Event of Default with respect to the Debt Securities of any series is defined in the Indenture as: (i) default in the payment of interest on any of the Debt Securities of such series as and when the same shall become due and payable and continuance of such default for a period of 30 days; (ii) default in the payment of the principal of any of the Debt Securities of such series when the same becomes due and payable at maturity, upon acceleration, redemption or mandatory repurchase, including as a sinking fund installment or otherwise; (iii) default in the performance, or breach, of any other covenant or agreement of the Company in the Indenture with respect to Debt Securities of such series or in the Debt Securities of such series and continuance of such default or breach for a period of 60 consecutive days after written notice by the Trustee or by the holders of 25% or more in aggregate principal amount of the outstanding securities of all series affected thereby; or (iv) certain events of bankruptcy, insolvency or reorganization of the Company and its Significant Subsidiaries. (Section 6.01) Additional Events of Default may be added for the benefit of holders of certain series of Debt Securities which, if added, will be described in the Prospectus Supplement relating to such Debt Securities. The Indenture provides that the Trustee shall notify the holders of Debt Securities of each series of any continuing default known to the Trustee which has occurred with respect to that series within 90 days after the occurrence thereof. The Indenture provides that notwithstanding the foregoing, except in the case of default in the payment of the principal of, or interest, if any, on any of the Debt Securities of such series, the Trustee may withhold such notice if the Trustee in good faith determines that the withholding of such notice is in the interests of the holders of Debt Securities of such series. (Section 7.05)

  The Indenture provides that if an Event of Default with respect to any series of Debt Securities shall have occurred and be continuing, either the Trustee or the holders of not less than 25% in aggregate principal amount of Debt Securities of that series then outstanding may declare the entire principal amount of all Debt Securities of that series, and the interest accrued thereon, if any, to be due and payable immediately, but upon certain conditions such declaration may be annulled. (Section 6.02) Any existing defaults and the consequences thereof (except a default in the payment of principal of or interest, if any, on Debt Securities of that series) may be waived by the holders of a majority in principal amount of the Debt Securities of that series then outstanding. (Section 6.04) The Indenture also permits the Company to omit compliance with certain covenants in such Indentures with respect to Debt Securities of any series upon waiver by the holders of a majority in principal amount of the Debt Securities of such series then outstanding. (Section 6.04)

  Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default with respect to any series of Debt Securities shall occur and be continuing, the Trustee shall not be under any obligation to exercise any of the trusts or powers vested in it by the Indentures at the request or direction of any of the holders of that series, unless such holders shall have offered to such Trustee reasonable security or indemnity. (Sections 7.01 and 7.02) The holders of at least a majority in aggregate principal amount of the Debt Securities of each series affected and then outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the Indenture or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series; provided that the Trustee may refuse to follow any direction which is in conflict with any law or the Indenture and subject to certain other limitations. (Section 6.05)

  No holder of any Debt Security of any series will have any right by virtue or by availing of any provision of the Indenture to institute any proceeding at law or in equity or in bankruptcy or otherwise upon or under or with respect to the Indentures or for any remedy thereunder, unless: such holder shall have previously given the Trustee written notice of an Event of Default with respect to Debt Securities of that series; the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series shall also have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee; the Trustee shall have failed to institute such proceeding within 60 days after its receipt of such request; and the Trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of that series a direction inconsistent with such request. (Section 6.06) However, the right of a holder of any Debt Security to receive payment of the principal of or interest, if any, on such Debt Security on or after the due dates expressed in such Debt Security, or to institute suit for the enforcement of any such payment on or after such dates, shall not be impaired or affected without the consent of such holder. (Section 6.07)

MERGER

  The Indenture provides that the Company may consolidate with or sell, convey or lease all or substantially all of its assets to, or merge with or into, any other corporation, if (i) either the Company is the continuing corporation or the successor corporation is a domestic corporation and expressly assumes the due and punctual payment of the principal of and interest on all the Debt Securities outstanding under the Indenture according to their tenor and the due and punctual performance and observance of all of the covenants of such Indenture to be performed or observed by the Company, and (ii) the Company or such successor corporation, as the case may be, is not, immediately after such merger or consolidation, or such sale, conveyance or lease, in material default in the performance or observance of any such covenant or condition. (Section 5.01)

SATISFACTION AND DISCHARGE OF INDENTURE

  The Indenture with respect to any series of Debt Securities (except for certain specified surviving obligations including, among other things, the Company's obligation to pay the principal of and interest on the Debt Securities of such series) will be discharged and cancelled upon the satisfaction of certain conditions, including the payment of all the Debt Securities of such series or the deposit with the Trustee under such Indenture of cash or appropriate U.S. Government Obligations or a combination thereof sufficient for such payment or redemption in accordance with the Indenture and the terms of the Debt Securities of such series. (Section 8.01)

MODIFICATION OF THE INDENTURE

  The Indenture contains provisions permitting the Company and the Trustee thereunder, with the consent of the holders of not less than a majority in principal amount of the outstanding Debt Securities of each series at the time outstanding under the Indenture, to execute supplemental indentures adding any provisions to, or changing in any manner or eliminating any of the provisions of, the Indenture or any supplemental indenture with respect to the Debt Securities of such series or modifying in any manner the rights of the holders of the Debt Securities of such series; provided that such supplemental indenture may not, among other things (i) extend the final maturity of any Debt Security, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of any interest thereon, or reduce any amount payable in any redemption thereof, or impair or affect the right of any holder of Debt Securities to institute suit for payment thereof or, if the Debt Securities provide therefor, any right of repayment at the option of the holders of the Debt Securities, without the consent of the holder of each Debt Security so affected or (ii) reduce the aforesaid percentage of Debt Securities of such series, the consent of the holders of which is required for any such supplemental indenture, without the consent of the holders of all Debt Securities of such series so affected or (iii) reduce the amount of principal payable upon acceleration of the maturity of any Original Issue Discount Security. (Section 9.02) Additionally, in certain prescribed instances, the Company and the Trustee may execute supplemental indentures without the consent of the holders of Debt Securities. (Section 9.01)

DEFEASANCE

  Defeasance and Discharge. The Indenture provides that the Company may elect to terminate (and be deemed to have satisfied) all its obligations with respect to such Debt Securities (except for the obligations to register the transfer or exchange of such Debt Securities, to replace mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of the Debt Securities, to compensate and indemnify the Trustee and to punctually pay or cause to be paid the principal of and interest, if any, on all Debt Securities of such series when due) ("defeasance") upon the deposit with the Trustee, in trust for such purpose, of money and/or U.S. Government Obligations which through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient (in the opinion of a nationally recognized firm of independent public accountants) to pay the principal of and premium and interest, if any, on the outstanding Debt Securities of such series, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor. Such a trust may be established only if, among other things,
(a) the Company has delivered to the Trustee an opinion of counsel (as specified in the applicable Indenture) with regard to certain matters, including an opinion to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and discharge and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance or covenant defeasance, as the case may be, had not occurred, and which opinion of counsel must be based upon
(x) a ruling of the U.S. Internal Revenue Service to the same effect or (y) a change in applicable U.S. federal income tax law after the date of the Indenture such that a ruling is no longer required, (b) no Default or Event of Default shall have occurred or be continuing, and (c) such deposit shall not result in a breach or violation of, or constitute a default under, any other material agreement or instrument to which the Company is a party or by which the Company is bound. The Prospectus Supplement may further describe these or other provisions, if any, permitting defeasance with respect to the Debt Securities of any series. (Section 8.02)

  Defeasance of Certain Covenants. The Company at its option need not comply with certain restrictive covenants of the Indenture ("covenant defeasance") upon, among other things, (a) the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money or a combination of money and U.S. Government Obligations in an amount sufficient to pay in the currency in which such Debt Securities are payable all the principal of, and interest on, such Debt Securities on the date such payments are due in accordance with the terms of such Debt Securities, and (b) the delivery by the Company to the Trustee of an Opinion of Counsel, to the effect that, among other things, the holders of such Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance of certain covenants and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred; and provided that no Default or Event of Default shall have occurred or be continuing, and such deposit shall not result in a breach or violation of, or constitute a default under any other material agreement or instrument to which the Company is a party or by which the Company is bound. The Prospectus Supplement may further describe these or other provisions, if any, permitting defeasance of certain covenants with respect to the Debt Securities of any series. (Section 8.03)

GLOBAL DEBT SECURITIES

  The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities (each, a "Global Security") that will be deposited with or on behalf of a Debt Depository identified in the applicable Prospectus Supplement. Global Securities may be issued in other registered or bearer form and in either temporary or permanent form. Unless otherwise provided in such Prospectus Supplement, Debt Securities that are represented by a Global Security will be issued in denominations of $1,000 or any integral multiple thereof and will be issued in registered form only, without coupons. Payments of principal of, and interest, if any, on Debt Securities represented by a Global Security will be made by the Company to the Trustee under the applicable Indenture, and then forwarded to the Debt Depository.

  The Company anticipates that any Global Securities will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC"), and that such Global Securities will be registered in the name of Cede & Co, DTC's nominee. The Company further anticipates that the following provisions will apply to the depository arrangements with respect to any such Global Securities. Any additional or differing terms of the

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

depository arrangements will be described in the Prospectus Supplement relating to a particular series of Debt Securities issued in the form of Global Securities.

  One fully registered Debt Security certificate will be issued with respect to each $200 million of principal amount of the Debt Securities of a series, and an additional certificate will be issued with respect to any remaining principal amount of such series. So long as DTC or its nominee is the registered owner of a Global Security, DTC or its nominee, as the case may be, will be considered the sole Holder of the Debt Securities represented by such Global Security for all purposes under the applicable Indenture. Except as described below, owners of beneficial interests in a Global Security will not be entitled to have Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities in certificated form and will not be considered the owners or Holders thereof under the applicable Indenture. The laws of some states require that certain purchasers of securities take physical delivery of such securities in certificated form; accordingly, such laws may limit the transferability of beneficial interests in a Global Security.

  If DTC is at any time unwilling or unable to continue as depository or if at any time DTC ceases to be a clearing agency registered under the Exchange Act if so required by applicable law or regulation, and, in either case, a successor Debt Depository is not appointed by the Company within 90 days, the Company will issue individual Debt Securities in certificated form in exchange for the Global Securities. In addition, the Company may at any time, and in its sole discretion, determine not to have any Debt Securities represented by one or more Global Securities, and, in such event, will issue individual Debt Securities in certificated form in exchange for the relevant Global Securities. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of individual Debt Securities in certificated form of like tenor and rank, equal in principal amount to such beneficial interest and to have such Debt Securities in certificated form registered in its name. Unless otherwise described in the applicable Prospectus Supplement, Debt Securities so issued in certificated form will be issued in denominations of $1,000 or any integral multiple thereof, and will be issued in registered form only, without coupons.

  DTC is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the NYSE, the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, such as securities brokers and dealers, and banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

  Purchases of Debt Securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the Debt Securities on DTC's records. The ownership interest of each actual purchaser of each Debt Security ("Beneficial Owner") is in turn recorded on the Direct and Indirect Participants' records. A Beneficial Owner does not receive written confirmation from DTC of its purchase, but is expected to receive a written confirmation providing details of the transaction as well as periodic statements of its holdings, from the Direct or Indirect Participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in Debt Securities are accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners do not receive certificates representing their ownership interests in Debt Securities except in the event that use of the book-entry system for the Debt Securities is discontinued.


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

  To facilitate subsequent transfers, the Debt Securities are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of the Debt Securities with DTC and their registration in the name of Cede & Co. will effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Debt Securities; DTC records reflect only the identity of the Direct Participants to whose accounts Debt Securities are credited, which may or may not be the Beneficial Owners. The Participants remain responsible for keeping account of their holdings on behalf of their customers.

  Delivery of notice and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners are governed by arrangements among them subject to any statutory or regulatory requirements as may be in effect from time to time.

  Neither DTC nor Cede & Co. consents or votes with respect to the Debt Securities. Under its procedures, DTC mails a proxy (an "Omnibus Proxy") to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Debt Securities were credited on the record date (identified on a list attached to the Omnibus Proxy).

  Principal and interest payments, if any, on the Debt Securities are made to DTC. DTC's practice is to credit Direct Participants' accounts on the payment date in accordance with their respective holdings as shown on DTC's records, unless DTC has reason to believe that it will not receive payment on the payment date. Payments by Participants to Beneficial Owners are governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and are the responsibility of such Participant and not of DTC, the Trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest, if any, to DTC is the responsibility of the Company or the Trustee, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

  DTC may discontinue providing its services as securities depository with respect to the Debt Securities at any time by giving reasonable notice to the Company or the Trustee. Under such circumstances, in the event that a successor securities depository is not appointed, Debt Security certificates will be required to be printed and delivered.

  The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, Debt Security certificates will be printed and delivered.

  The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

  Unless stated otherwise in the Prospectus Supplement, the underwriters or agents with respect to a series of Debt Securities issued as Global Securities will be Direct Participants in DTC.

                             PLAN OF DISTRIBUTION

  The Company may sell all or part of the Debt Securities from time to time on terms determined at the time such Debt Securities are offered for sale. The Debt Securities may be sold (i) directly to purchasers; (ii) through agents;
(iii) through underwriters; or (iv) through dealers. The Prospectus Supplement relating to the particular series of the Debt Securities offered thereby, will set forth the terms of the offering of such series of the Debt Securities, including the name or names of any underwriters, dealers or agents, the purchase price of such Debt Securities, the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' or agents' compensation, any initial public offering price, any discounts or sales agent's commissions or concessions allowed or reallowed or paid to dealers, and any securities exchanges on which the Debt Securities of such series may be listed.

  The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices, related to such prevailing market prices, or at negotiated prices.

  If underwriters are used in the sale, the Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Debt Securities may be offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless otherwise set forth in the relevant Prospectus Supplement or the applicable Pricing Supplement, the obligations of the underwriters to purchase Debt Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Debt Securities of a series, if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

  The Debt Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of the Debt Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the relevant Prospectus Supplement. Unless otherwise indicated in the relevant Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

  If so indicated in the relevant Prospectus Supplement, the Company will authorize agents, underwriters, or dealers to solicit offers by certain specified entities to purchase Debt Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement. Such Prospectus Supplement will set forth the commissions payable for solicitation of such contracts.

  Agents and underwriters may from time to time purchase and sell Debt Securities in the secondary market, but are not obligated to do so, and there can be no assurance that there will be a secondary market for the Debt Securities or liquidity in the secondary market if one develops. From time to time, agents and underwriters may make a market in the Debt Securities.

  By agreement, agents and underwriters may be entitled to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that the agents or underwriters may be required to make in respect thereof. Agents and underwriters may engage in transactions with, or perform services for, the Company or its affiliates in the ordinary course of business.

                                 LEGAL MATTERS

  The validity of the Debt Securities will be passed upon for the Company by Miro Weiner & Kramer, 500 North Woodward Avenue, Suite 100, Bloomfield Hills, Michigan 48304. Jeffrey H. Miro, a member of Miro Weiner & Kramer, is a director of the Company. Certain legal matters relating to offerings of Debt Securities will be passed upon for any underwriters or agents by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

  The financial statements and the related financial statement schedule incorporated in this Prospectus by reference from The Company's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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